SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.
CNPJ/ME No. 06.164.253/0001-87
NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’
MEETING HELD ON SEPTEMBER 30, 2022

I.	Date, Time and Place: On September 30, 2022, at 10 a.m., held exclusively digitally, considered held at the headquarters of Gol Linhas Aereas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, s/n, Portaria 3, at the Board of Director’s meetings room, Jardim Aeroporto, ZIP Code 04626-020, in the city of and State of São Paulo.
II.	Call Notice and Attendance: The call was waived, given the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Paulo Sergio Kakinoff, Marcela de Paiva Bomfim Teixeira, Germán Pasquale Quiroga Vilardo, Philipp Schiemer and Anmol Bhargava.
III.	Presiding Board: Chairman: Mr. Constantino de Oliveira Junior; Secretary: Mrs. Renata Domingues da Fonseca.
IV.	Agenda: To resolve on: (i) re-ratification of the Company's share capital, considering the capital increases that took place between February 2021 and April 2022, approved at the Board of Directors' Meeting; (ii) the homologation of the Company’s share capital increase, within the limit of the authorized capital, as a result of the exercise of stock options issued by the Company by the participants of the Stock Option Plan (“Plan” and “SOP Capital Increase”, respectively); (iii) the resulting amendment, ad referendum of the next Shareholders’ Meeting of the Company, of the caput of article 5 of the Company's bylaws; and (iv) (a) the increase of the value of the guarantee granted by the Company, under the Counter Guarantee Agreement entered into between the Company and BMG Seguros S/A (“BMG”), to guarantee payments of debts in lawsuits insured by BMG under insurance policy with Gol Linhas Aéreas S/A (“GLA”), controlled by the Company, as applicant and policy holder; and (b) the ratification of all acts already performed related to the item “a” above, granting authorization to the Company's Officers to perform all acts necessary to comply with the referred resolutions, including, but not limited to, the execution of all applicable documents and agreements.
V.	Resolutions: The members of the Board of Directors, in their entirety, discussed the matter on the Agenda and decided to approve, by unanimous vote and without any restrictions or reservations:

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(i)               record that, on March 29, 2022, the Company's Annual and Extraordinary Shareholders' Meeting (“AESM”) was called to deliberate, among other matters, on the amendment of article 5, caput, of the Company's Bylaws, to update the Company's share capital, as a result of capital increases approved by the Board of Directors.

It so happens that, between the convening of the AESM and its holding, the Board of Directors' Meeting held on April 6, 2022 approved the increase in the Company's share capital, within the limit of its authorized capital, in the amount of R$ 341,929.72 (three hundred and forty-one thousand, nine hundred and twenty-nine reais and seventy-two cents) through the issuance of 40,513 preferred shares, registered and with no par value, due to the exercise of the stock option granted under the Plan.

In view of this, the Board re-ratifies that the Company's capital stock on the AESM date, considering the capital increase approved at the Board of Directors' Meeting held on April 6, 2022, was BRL 4,197,301,072.60 (four billion, one hundred and ninety-seven million, three hundred and one thousand, seventy-two reais and sixty cents), divided into 3,178,120,109 (three billion, one hundred and seventy-eight million, one hundred and twenty thousand, one hundred and nine) shares, being 2,863,682,710 (two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand, seven hundred and ten) common shares and 314,437,399 (three hundred and fourteen million, four hundred and thirty-seven thousand, three hundred and ninety and nine) preferred shares, all registered and with no par value.

Subsequently, on May 20, 2022, a Board of Directors Meeting was held, which approved the Company's capital increase, within the limit of its authorized capital, in the amount of R$1.00 with the issuance of 22,230,606 preferred, registered, book-entry shares with no par value. In this sense, the Board of Directors re-ratifies that the Company's effective share capital has become, for all legal purposes, R$4,197,301,073.60 (four billion, one hundred and ninety-seven million, three hundred and one thousand, seventy and three reais and sixty cents), divided into 3,200,350,715 (three billion, two hundred million, three hundred and fifty thousand, seven hundred and fifteen) shares, of which 2,863,682,710 (two hundred billion, eight hundred and sixty-three million, six hundred and eighty-two one thousand, seven hundred and ten) common shares and 336,668,005 (three hundred and thirty-six million, six hundred and sixty-eight thousand and five) preferred shares, all nominative and with no par value, being the consolidation of the Bylaws subject to approval at a Shareholders’ Meeting, to be convened in due course.

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(ii)             the SOP Capital Increase, within the authorized capital limit, in the amount of R$591,209.60 (five hundred ninety-one thousand, two hundred nine reais and sixty centavos), by means of the issuance by the Company of 165,566 (one hundred sixty-five thousand, five hundred sixty-six) preferred shares, nominative, with no par value, at an issuance price of R$3.57 per share, resulting from the exercise of stock options granted under the Plan, and resulting the Company’s share capital to an amount of R$4,197,892,283.20 (four billion, one hundred ninety-seven million, eight hundred ninety-two thousand, two hundred eighty-three reais and twenty centavos), represented by 3,200,516,281 (three billion, two hundred million, five hundred sixteen thousand, two hundred eighty-one) shares, being 2,863,682,710 (two billion, eight hundred sixty-three million, six hundred eighty-two thousand, seven hundred ten) common shares and 336,833,571 (three hundred thirty-six million, eight hundred thirty-three thousand, five hundred seventy-one) preferred shares, all nominative and with no par value.

The preferred shares issued herein are identical to the existing preferred shares and, under the terms of the Plan, will be entitled to the same rights as the preferred shares currently issued by the Company.

Pursuant to article 171, paragraph 3, of Law 6,404 of December 15, 1976, as amended, the Company's current shareholders will have no preemptive right to subscribe for the shares issued under the SOP Capital Increase.

(iii)            due to the approval of the SOP Capital Increase and the confirmation and re-ratification of the Company’s capital stock, the amendment of caput of article 5 of the Company's Bylaws, ad referendum of the next Shareholders’ Meeting of the Company, which will take effect with the following wording:

“ARTICLE 5 – The Share Capital, fully subscribed and paid-up, is R$4,197,892,283.20 (four billion, one hundred ninety-seven million, eight hundred ninety-two thousand, two hundred eighty-three centavos and twenty centavos), divided into 3,200,516,281 (three billion, two hundred million, five hundred sixteen thousand, two hundred and eighty-one) shares, of which 2,863,682,710 (two billion, eight hundred sixty-three million, six hundred eighty-two thousand, seven hundred and ten) common shares and 336,833,571 (three hundred thirty-six million, eight hundred thirty-three thousand, five hundred seventy-one) preferred shares, nominative and with no par value.”

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(iv)            (a) the increase in value of the guarantee granted by the Company, under the Counter Guarantee Agreement entered into between the Company and BMG on December 2, 2021, from R$50,000,000.00 (fifty million reais) to the limit of up to R$300,000,000.00 (three hundred million reais), to guarantee payments of debts in lawsuits, of which R$47,917,045.09 (forty-seven million, nine hundred seventeen thousand, forty-five reais and nine cents) have already been used under policy 017412021000107750059569 issued by BMG and having GLA as the applicant and policy holder; and (b) the ratification of all acts already performed related to the item “a” above, and granting authorization to the Company's Officers to perform all acts necessary to comply with the referred resolutions, including, but not limited to, the execution of all documents related to such item “a”.

VI.	Suspension of the Meeting and Drawing-up of the Minutes: The word was offered to whoever might wish to use it and, as no one did, the work was suspended for the time necessary for the drawing up of these minutes, which, once the work was reopened, were read, checked, and signed by the those present.
VII.	Signatures: Presiding Board - Chairman: Constantino de Oliveira Junior; Secretary: Mrs. Renata Domingues da Fonseca; Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Paulo Sergio Kakinoff, Marcela de Paiva Bomfim Teixeira, Germán Pasquale Quiroga Vilardo, Philipp Schiemer e Anmol Bhargava.

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, September 30, 2022.

Constantino de Oliveira Junior Chairman	Renata Domingues da Fonseca Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer